

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2011

<u>Via E-mail</u>
Marc L. Dulude, CEO
Rand Worldwide, Inc.
161 Worcester Road
Framingham, MA 01701

   Re: Rand Worldwide
      Registration Statement on Form S-1
      Filed March 30, 2011
      File No. 333-173162

Dear Mr. Dulude:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given the size and nature of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

<u>Selling Stockholders, page 8</u>

2. You indicate in footnote 2 that Mr. Charpie <u>participates</u> in voting and investment decisions on behalf of RWWI Holdings LLC and its affiliated funds. Please identify the natural persons who share with Mr. Charpie voting and dispositive power over the shares of your common stock owned by RWWI. Refer to Interpretation 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

3.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
- at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise your prospectus as appropriate.

Incorporation of Documents by Reference, page 15

4.   Please incorporate by reference the Current Reports on Form 8-K filed on April 4, 2011 and April 5, 2011. Refer to Item 12(a)(2) of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Marc D. Mantell, Esq.
        Edwards Angell Palmer & Dodge LLP